Exhibit 99.5

IQM Quantum Computers Plc

Managers’ Transactions

IQM Quantum Computers Plc – Managers’ Transactions – Tremson Capital Management, LLC

IQM Quantum Computers Plc, managers’ transactions, July 6, 2026 at 16:00 (EEST)

IQM Quantum Computers Oyj – Managers’ Transactions

Person subject to the notification requirement

Name: Tremson Capital Management, LLC

Position: Closely associated person

(X) Legal person (1):Person Discharging Managerial Responsibilities In Issuer

Name: Jeff Tuder

Position: Member of the Board

Issuer: IQM Quantum Computers Oyj

LEI: 743700MUXIBO64XQUT02

Notification type: AMENDMENT

Reference number: 165229/8/8

Amendment comment:

Corrected person subject to the notification requirement, the ISIN of the share and warrants and the share price to US dollars.

Transaction date: 2026-07-01

Outside a trading venue

Instrument type: SHARE

ISIN: US4629211073

Nature of transaction: SUBSCRIPTION

Transaction details

(1): Volume: 752524 Unit price: 10 USD

Aggregated transactions (1):

Volume: 752524 Volume weighted average price: 10 USD

Transaction date: 2026-07-01

Outside a trading venue

Instrument type: FINANCIAL INSTRUMENT LINKED TO A SHARE OR A DEBT INSTRUMENT

IQM Quantum Computers Plc

Managers’ Transactions

ISIN: US4629211156

Nature of transaction: ACCEPTANCE OF A STOCK OPTION

Transaction details

(1): Volume: 555895 Unit price: 0 USD

Aggregated transactions (1):

Volume: 555895 Volume weighted average price: 0 USD

For further information, please contact:

Blair Robertson, Vice President, Strategy & Corporate Development

Investor Relations Officer

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers (Nasdaq: IQMX) is a global leader in superconducting quantum computers, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, universities, high-performance computing centers, and national laboratories worldwide. IQM’s on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018 and headquartered in Finland, with major operations in Munich, IQM employs over 400 people and operates across Europe, Asia, and North America. IQM is the first publicly listed European quantum company on Nasdaq Stock Market.